PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

[redacted]

09046496

SEC
Mail Processing
Section

MAY 27 2009

Washington, DC
101

19th May 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc~~ (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 19th May 2009.

"Interim Management Statement"

Yours faithfully

for Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc

("Premier")

Interim Management Statement

Premier today provides its Interim Management Statement for the period to 19th May 2009 in accordance with the reporting requirements of the Transparency Directive.

Premier's 2009 Interim Results will be announced on Thursday 27th August 2009. A Trading and Operations Update will be provided on Thursday 9th July 2009.

HIGHLIGHTS

- Acquisition of Oilexco North Sea Limited (ONSL) from administration due to complete before the end of May
- Strong underlying production performance
- Development projects progressing at re-negotiated cost levels
- Exploration success in Egypt
- 2009 exploration programme in progress with material wells in Vietnam, Norway and Congo
- Bank facilities successfully syndicated; three-year facility increased from $225 million to $325 million

Simon Lockett, Chief Executive, commented:

"We have made rapid progress toward completing and integrating the ONSL acquisition; development projects in Asia are moving forward and we have a material exploration programme now under way."

19th May 2009

Enquiries

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis **Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov **Tel: 020 7337 1513 / 07894 608 606**

Asia

Indonesia

The Anoa field has performed strongly as a result of good production uptime, meeting high gas demand from Singapore, and compensating for lower volumes from Kakap. Overall Indonesian production is in line with expectations. The rig tender for the development drilling on West Lobe and the Anoa Deep well is now under way. The Anoa Deep well, scheduled for the third quarter of 2009, will target the Lama formation beneath the existing producing Anoa field.

The Gajah Baru EPCI contract was signed on 8th May, with significant savings following retender this year in response to the current oil price levels. Steel for the Gajah Baru wellhead platform has already been delivered and all other long lead items are progressing as planned. First gas is still targeted to be achieved by contractual date of 1st October 2011.

PSC extension approval for North Sumatra Block A is awaiting Indonesian government approvals. The FEED study is complete and is being reviewed by the partnership. A rig tender process is also under way for drilling on the Alur Siwah and Alur Rambong fields. Workover activity on abandoned oil wells on the block should be complete by the end of June. Wireline logging and flow testing is planned in order to determine next steps.

Vietnam

The development plan for Chim Sáo was re-engineered from a double to a single platform development and has resulted in significant cost reductions. Construction work on the remaining wellhead platform continued in Vung Tau under an Interim EPCI Agreement. Discussions continue with a number of potential providers of a Floating Production, Storage and Offtake (FPSO) vessel for the project. PetroVietnam Exploration Production Corporation Limited (PVEP) have issued a participation notice to back-in to 15% of Block 12W in return for payment of past costs. As a result Premier's interest in Block 12W will be reduced to 31.875%.

Premier's first exploration well on Block 07/03 to the south east of the Chim Sáo development spudded on 6th May 2009 and is drilling the Cá Rồng Đỏ (formerly known as Red Emperor) prospect with a semi-submersible drilling unit "Hakuryu-5". A second exploration well is planned for Block 07/03 later in 2009. As announced on 12th May 2009 Premier has partially funded its costs of the programme through a farm-out and retains a 30% operated interest in the block. The farm-out agreement is subject to Vietnamese government approval.

Geophysical and geological work including seismic reprocessing over Block 104-109/05 has continued. Premier is planning for further seismic acquisition in 2010.

North Sea

Completion of the $505 million acquisition of ONSL is expected by the end of May. There is not expected to be a material adjustment to the final acquisition price after taking into account cash flows between the effective and completion dates.

Production from ONSL fields is currently around 13,000 boepd and the process of assimilating the ONSL operations into Premier is well under way. The Nicol-2 well was brought onstream during early May. On the Shelley field, work continues towards a fully-termed agreement for the Sevan Voyageur FPSO to allow the field to be hooked up this summer. Premier has issued a rig enquiry for a semi-submersible drilling rig for later in the year for possible drilling on Brenda, Caledonia or Bugle.

In Norway, stand-alone development work on the Frøy field is on hold whilst new work, to bring in additional nearby reserves and deliver cost reductions, is carried out. The appraisal well on the Bream discovery is now scheduled to spud in June.

Premier successfully farmed down its interest in the Grosbeak North well that will be drilled shortly and will retain a partially carried 20% equity in the block.

The Greater Luno well targeting an analogous structure to Lundin's recent Luno discovery on the adjacent block will now spud in the fourth quarter of 2009.

West Africa

Mauritania

Production from the Chinguetti field continues to deliver positive operating cash flow whilst studies continue on development options for other discoveries on the block. Negotiations with the government authorities for extension of the exploration area of the PSCs are in progress and expected to conclude in June 2009.

Congo

Premier expects to spud the potentially high-impact Frida well in the offshore deep water block Marine IX in July.

Middle East – Pakistan

Pakistan

Production in Pakistan for the year to date is in line with expectations.

A programme of five planned development wells is under way on Qadirpur. In addition, the Qadipur Deep discovery well has been converted to a shallower horizon and is expected to be onstream shortly.

The K-14ST well on the Kadanwari field commenced production and is currently delivering around 15 mmscfd. An exploration well (K-19) and a development well (K-21) are expected to spud later this year.

Infill well Zamzama-7 came onstream in March. Zamzama-6 has also been drilled and is expected to be onstream in June 2009. Together these wells will add more than 100 mmscfd to production from the Zamzama field.

The Bado Jabal well, targeting a deeper reservoir beneath the Badhra field, was spudded in March and is expected to reach target depth by September.

Egypt

First oil from the Al Amir SE discovery on the NW Gemsa permit commenced in February and is currently being transported to Gazwarina via pipeline and tankers.

The Geyad-1X well encountered oil-bearing sands in the Kareem Formation. The well tested 40° API oil and gas at a sustained average combined rate from two pay zones of 2,809 bopd and 3.04 mmscfd. Total calculated net thickness of the two zones is approximately 29 feet. Technical evaluation of the results is under way to plan development and the well is being completed as a potential producer with a view to producing first oil from the Geyad discovery in June 2009.

Financing

Following approval at EGM by the shareholders of the ONSL acquisition and associated rights issue, the rights issue was completed on 7th May with 94.9% initial take up. The balance of the shares were placed in the market.

Following a successful syndication process the three-year debt facility, which formed the core of Premier's new bank facility, has been increased in size from $225 million to $325 million. This will take effect on completion of the ONSL acquisition.

Liquidity in the form of cash and undrawn facilities is therefore projected to be around $500 million on completion of the acquisition.

Capital expenditure on development projects in 2009, including spend on ONSL projects, is estimated at $250 million. Exploration spend on Premier's portfolio for 2009 is forecast to be $120 million, pre-tax.

2009 Exploration and Appraisal Programme

Following the successful completion of the Geyad-1X well in Egypt, there are nine further wells currently drilling or planned for the remainder of 2009:

2009 Firm Programme			
Country	Well	Estimated Timing	Licence Interest
Pakistan	Bado Jabal	2Q	6%
Vietnam	07-CRD-01 (Cá Rồng Đỏ)	2Q	30%
Norway	Grosbeak North	2Q	20%
Norway	Bream	2Q	20%
Congo	Frida	3Q	32%
Indonesia	Anoa Deep	3Q	29%
Pakistan	Kadanwari K-19	4Q	16%
Norway	Greater Luno	4Q	30%
Vietnam	Block 07/03 – Beta	4Q	30%